Techprecision Corporation
                                 One Bella Drive
                              Westminster, MA 01473

                                 August 25, 2006

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561
Attention: John Reynolds, Esq. Assistant Director

                         Re: Techprecision Corporation.
                             Form SB-2 Filed on April 24, 2006
                             File No. 333-133509

Ladies and Gentlemen:

        Techprecision Corporation (the "Company"), is filing amendment No. 2 to the captioned registration statement on Form SB-2 in response to the questions raised by the Commission in its letter of comments dated May 25, 2006. Set forth below is the Company's response to Commission's comments.

General

1. There are 9,967,000 shares of common stock of the registrant currently outstanding, and at least 19,039,250 shares or 191% of which are being offered in this registration statement for resale. Generally, we view resale transactions by parties related to the issuer of this amount as, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act, for these sales to occur "at the market," the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an "at the market" offering by these selling shareholders is not permissible. As a result, you should set a fixed price for the duration of the offering at which selling security holders will offer and sell the common stock in the proposed offering. Revise your registration statement, wherever appropriate, to provide that the selling shareholders will sell at a fixed price per share. Also, provide the disclosure required by Item 505 of Regulation S-B. Lastly, revise the cover page and the plan of distribution section to clearly state that the selling shareholders are underwriters.

      We have revised the cover page of the prospectus to provide that the selling stockholders will sell the shares of common stock in a defined price range and thereafter based on the market price or on negotiated terms, as set forth in greater detail under "Plan of Distribution."

      We do not believe that the sale of common stock by the selling stockholders constitutes, in essence, an offering on behalf of the issuer for the following reasons.

      o The transaction relating to the issuance of the series A preferred stock and warrants was completed in February 2006. At that time, Barron Partners, LP, the sole purchaser in the private placement, acquired securities in the Company. Barron's relationship with the Company then, as it is now, is as an investor. That transaction is the only sale by the Company.

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Securities and Exchange Commission
August 25, 2006
Page 2

      o Barron is not an affiliate of the issuer. Barron made an investment in the Company and holds the risk of ownership, and has held the risk of ownership for its own account for approximately six months already. Barron's purchase of the shares was made in a transaction that was exempt from registration pursuant to Regulation 506. That private placement constituted the primary offering by the Company. Barron did not wait for the registration statement to be declared effective before making the investment.

      o The number of securities issuable upon conversion of the series A preferred stock is fixed, subject only to the Company meeting agreed-upon levels of earnings before interest, taxes, depreciation and amortization. There is no market component in the pricing of the series A preferred stock whereby Barron would receive more shares if the market price drops. This is not a death spiral security. Barron, not the Company, bears the risk of a decline in the stock price.

      o Barron does not have any control relationship with the Company. It has no right of board representation and the preferred stock is non-voting except for a very limited number of matters which require approval of the holders of 75% of the series A preferred stock. As a result, it has no ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and it has no special access to material non-public information concerning the Company.

      o By the terms of the series A preferred stock and the warrants, Barron cannot own more than 4.9% of the outstanding common stock, computed in accordance with the beneficial ownership rules of
            Section 13(d) of the Securities Exchange Act of 1934, as amended, and the certificate of designation, the warrants and the securities purchase agreement all provide that this provision cannot be amended. In this connection, it is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int'l., No. 00-7630. Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, The court was confident that Section 16(b) "was not intended to reach this hypothetical investor" because such an interpretation "would extend the statute's sweep beyond those with insider power and information"(emphasis added). Although the Company's concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec.
            L. Rep. (CCH) P. 90,534 (U.S.D.Ct S.D.N.Y 1999).

      o The sale by Barron of its shares is not analogous to an offering by the Company. In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. Barron made a cash investment, and the Company has received the proceeds from the sale to Barron. Barron has a contractual right to have the Company's register the common stock underlying its series A preferred stock and warrants, but the Company received the proceeds from the sale in February.

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Securities and Exchange Commission
August 25, 2006
Page 3

      o The rights under a registration rights agreement can not be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

      o While the total number of shares of common stock that may be sold pursuant to the registration statement may be larger than the number of presently outstanding shares, the number of shares issuable upon conversion of the series A preferred stock would constitute less than 50% of the outstanding shares after giving effect to the conversion. The remaining registered shares are issuable upon exercise of warrants, and that exercise is dependent upon a market price which is greater than the exercise price of the warrants.

2.    Please provide the disclosure required by Item 510 of Regulation S-B.

         The disclosure required by Item 510 is included under "Description of Capital Stock - Delaware Law and Certain Charter and By-law Provisions."

Registration Statement Fee Table

3. Please explain the basis for the calculation of the offering price. Please revise the calculation based upon the offering price, since you indicate you calculated the fee pursuant to Rule 457(a) of Regulation C. Furthermore, explain the reference to "no value being attributable to the warrants" in footnote one.

      The registration statement fee table has been revised to reflect the maximum offering price per unit as $1.50, which is the top of the range at which the selling stockholders will sell their shares prior to a public market. The reference to "no value being attributable to the warrants" has been deleted.

Cover Page

4. Highlight the cross-reference to the risk factors by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.

      The   cross reference to the Risk Factors is in bold type.

5. If the prospectus will be used before the effective date of the registration statement, provide in a prominent statement on the, cover page the information that Item. 501(a)(10) of Regulation S-B requires.

      The   prospectus will not be used prior to the effective date.

6. The forepart of the prospectus should not include cross-references unless specifically required by the Form. Therefore, please remove the cross-references to the Selling Shareholders and Plan of Distribution sections.

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Securities and Exchange Commission
August 25, 2006
Page 4

         The references to "Selling Stockholders" and "Plan of Distribution" have been removed from the prospectus cover page.

Inside Front and Outside Back Cover Page

7. Please include the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-B.

      We believe that the dealer language is not required pursuant to Rule 174(b) and Section 4(3), since this is not an offering by the issuer or by or through an underwriter and because the Company is a reporting Company.

Prospectus Summary - About Us, page 3

8. Please clearly disclose the business activities of the company prior to the acquisition of Ranor Inc. in February 2006, i.e. as a blank check company.

      The following language has been included in the first paragraph of "About Us": "Prior to the acquisition of Ranor, Lounsberry was not engaged in any business activity and was considered a blank check company."

9. We note that the conversion of the preferred stock issued to Barron Partners LP is subject to adjustment. Please clarify the terms of the adjustment. We may have further comment.

      The disclosure relating to the adjustment of the conversion rate of the preferred stock and the exercise prices of the warrants has been expanded to reflect (a) the actual adjustment because our EBITDA per share did not reach the target level and (b) the maximum adjustment if our EBITDA per share for the year ended March 31, 2007 does not reach the target level.

10. Please clarify who purchased the 928,000 shares of common stock, from Capital Markets Advisory Board Group LLC. Also, disclose the control person(s) for Capital Markets Advisory Board.

      The disclosure relating to the purchase of the 928,000 shares has been revised to make it clear that we purchased the shares and that Steve Hicks is the control person for Capital Markets.

Risk Factors, page 7

11. Many of your risk factor subheadings currently either merely state a fact about your business, such as "We may require additional financing for our operations" and "as a result of the reverse acquisition; our expenses will increase significantly." Revise each subheading to ensure it reflects the material risk that you discuss in the text.

      We have reviewed the risk factors and, where appropriate, revised the headings so that the headings reflect the risks disclosed in the risk factors.

12. The discussion in risk factor four relating to your dependence on a few material customers should be a separate risk factor.

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Securities and Exchange Commission
August 25, 2006
Page 5

         We have revised the risk factors so that the risk factor relating to our dependence on a few material customers is a separate risk factor.

13. Risk factor six, discussing competition, is a generic risk. Please revise to discuss the specific risk or remove. Also, risk factors 19, 21, and 22 are generic risks.

      We have revised the risk factors to discuss the specific risks that relate to us.

14. Risk factors one and ten discuss the same risk, the need for additional capital, and should be combined. Risk factors 15 and 16, risk factors seven and 23, and risk factors 20 and 24 also discuss the same risk and should be combined.

      We have combined the different risk factors that focus on the same risks

15. Please provide more specificity in risk factor 17 regarding the provisions that you are not subject to that result in leaving shareholders without protections against interested director transactions, conflicts of interest and similar matters.

      The risk factor on corporate governance has been revised to state the nature of the corporate government provisions that are applicable to companies whose shares are traded on the Nasdaq Stock Market or the New York or American Stock Exchange.

16. We note risk factor 18, relating to internal controls. Please clarify in the risk factor whether you are aware of anything that would impact the ability to maintain effective internal controls. If not, please explain the reason for the risk factor.

      The disclosure in the risk factor relating to internal controls includes the following language: "Although we are not aware of anything that would impact our ability to maintain effective internal controls, we have not obtained an independent audit of our internal controls, and, as a result, we are not aware of any deficiencies which would result from such an audit. Further, at such time as we are required to comply with the internal controls requirements of Sarbanes Oxley, we may incur significant expenses in having our internal controls audited and in implementing any changes which are required."

17. You have stated in risk factor 14 that your "board of directors has and in the future may, without stockholder approval, issue preferred stock with voting, dividend, conversion, liquidation or other rights which could adversely affect the voting power and equity interest of the holders of common stock." Please discuss the need for the affirmative approval of the Holders of 75% of the shares of the Series A Preferred Stock for certain actions.

Use of Proceeds, page 14

18. Please disclose the present exercise price for the warrants and explain how this price may change.

      The language under "Use of Proceeds" has been expanded to include the possible reduction in consideration in the event that the exercise price of the warrants is reduced and the possible cashless exercise of the warrants.

19. Please clarify that there is no guarantee any or all of the warrants will be exercised.

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Securities and Exchange Commission
August 25, 2006
Page 6

      Language has been included under "Use of Proceeds" to state that no assurance can be given that any of the warrants will be exercised.

20. Consider adding disclosure regarding the significant dilution that will result from the conversion of the preferred stock and the warrants.

      Language has been included under "Use of Proceeds" to show the additional shares that will be outstanding if all of the shares of series A preferred stock are converted and all of the warrants are exercised.

Selling Securityholders, page 14

21. Please state any position, office or other material relationship which the selling security holder has had within the past three years with the company, its predecessors or affiliates. See Item 507 of Regulation S-B. It appears Mr. Allen was an officer of the company.

      Except for Capital Markets and Mark Allen, none of the selling stockholders had any material relationship with us during the past three years other than as a stockholder.

22. Disclose the "nominal" consideration that the registrant received for the 2005 purchase of its stock by Mark Allen and Capital Markets. Describe any services and quantify any cash.

      We have included language to show that amount of the nominal consideration, which was $102.

23. We note the disclosure that the 4.9% limitation cannot be modified. Please provide a legal analysis as to the enforceability of this provision.

      The certificate of designation which set forth the rights of the holders of the series A preferred stock, the warrant instruments and the securities purchase agreement all have an express provision that the 4.9% limitation cannot be amended. The certificate of designation and the warrant instruments are the instruments which, by their terms, define the rights of the holders of the securities. Anyone who holds the securities is subject to the provisions of the governing instruments. Both the 4.9% limitation and the inability to waive this provision are integral provisions of the certificate of designation and the warrants, and any person who holds these securities is subject to these limitations.

24. Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

      We have identified those selling stockholders who are broker-dealers
(none) or affiliates of broker-dealers (Mr. Hicks and Mr. Byl).

Plan of Distribution, page 16

25. We note your discussion of selling shareholders relying upon Rule 144. Please revise the disclosure to discuss the Ken Worm letter and the impact that letter would have upon certain selling shareholders.

      Language has been included in under "Plan of Distribution" to the effect that the selling stockholders other than Barron Partners may not sell their shares pursuant to Rule 144. We also include language stating that position of the Commission that shares purchased from a blank-check shell company are not eligible for sale pursuant to Rule 144, and such shares can only be sold pursuant to a registration statement.

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Securities and Exchange Commission
August 25, 2006
Page 7

26. Please disclose how you plan to update the prospectus to provide information relating to broker-dealers acting as underwriters that will participate in the sales by the selling shareholders.

      Language has been included under "Plan of Distribution" to state that if any broker-dealers act as underwriter in connection with sales by selling stockholders, it will be necessary for us to file a supplement or post-effective amendment with respect thereto.

Market for Common Equity and Related Stockholder Matters, page 18

27.   Please provide the disclosure required by Item 201(a)(2) of Regulation
      S-B.

      The section "Market for Common Equity and Related Stockholder Matters" has been revised to include the disclosure provided in Item 201(a)(2) of Regulation S-B.

28. Please update the equity compensation table as of the most recent practicable date.

      The equity compensation table has been updated to July 31, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

29. The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of Form SB-2. As such, we ask that you revise this section to add an executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

      We have revised the Overview in the MD&A to discuss the factors that affect our business.

30. Revise to disclose the date of the reverse merger, the shares exchanged in the transaction and the company's accounting for the merger.

      We have included a section "Reverse Acquisition" in the MD&A to describe both the reverse acquisition and the other transaction relating to the completion of the reverse acquisition,

31. Please provide the basis for the statement that "our gross margins are typical for the industry."

      We have deleted the statement that "our gross margins are typical for the industry."

32. Please clarify the term "we" when referring to "we acquired the Ranor assets from the bankruptcy estate." Clarify throughout the prospectus the entities referred to when discussing the various business transactions in the history of the company.

Securities and Exchange Commission
August 25, 2006
Page 8

      We revised the language to make it clear that Ranor, which was then known as Rbran Acquisition, Inc., acquired the assets from the bankrupt estate. In the prospectus, we use "we," "us" and similar words to refer to Ranor Inc, both before and after the reverse acquisition. When referring to the business prior to the reverse acquisition, we use the name "Lounsberry."

Results of Operations, page 22

33. On page 23, we note the presentation of earnings before interest, taxes, depreciation, amortization and cumulative change in accounting principle as well as cost of sales less depreciation and amortization. Revise to provide the disclosures required by Item 10(h)(1)(A)-(D) of Regulation S-B for all non-GAAP financial measures included in the document. Also refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, available at www.sec.gov.

      Since an adjustment in the conversion rate of the series A preferred stock and the exercise price of the warrants is based on EBITDA per share, we describe EBITDA and show how we compute it.

34. It appears that various percentage-data on the table have been miscalculated. Please review your calculations and revise as needed.

      The table has been recalculated and updated.

35. You state that selling, administrative and other expenses for the December 2005 period were $1,421,605. The statement of operations reports $1,731,702 as of the same date. Please reconcile these amounts and revise the document accordingly. Please provide a more detailed discussion as to the reasons for the changes in the various line items.

      The discussion relating to selling, administrative and other expenses has been reconciled with the financial statements and a more detailed discussion of the reasons for the changes in the various line items has been included.

36. Reconcile the gross margin for the nine months ended December 31, 2004, and the years ended March 31, 2005 and 2004 with the financial statements.

      The gross margin reflected in the MD&A is consistent with the gross margin reflected in the financial statements.

Liquidity and Capital Resources, page 24

37. Revise to disclose the final purchase price paid to Ranor and how the amounts paid affected the company's overall liquidity.

      We have included language to state that the final purchase price paid for the acquisition of Ranor, including the payment of the notes held by Ranor's former preferred stockholders, which was $10,063,000, is disclosed. This payment used substantially all of Ranor's cash at the closing date, February 24, 2006. However, we have an unused $1,000,000 revolving credit facility, and we believe that this facility, together with cash flow from operations, will be sufficient to enable us to meet our current and near-term working capital requirements.

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Securities and Exchange Commission
August 25, 2006
Page 9

38. Clarify the meaning of the sentence that states, "[m]ost of the payments were made on account of principal and interest on the notes."

      That sentence has been deleted, and language has been included to state that $8,975,000 of the $10,063,000 total payments were paid to pay principal and interest on the notes held by the former Ranor preferred stockholders.

39. Revise to disclose the significant terms and conditions of the $4,000,000 term loan and the $1,000,000 revolving credit facility. Also, discuss the $2.2 million purchase agreement with Barron Partners LP and any other significant financing agreements.

      We have included under "Liquidity and Capital Resources" the terms of our agreement with Sovereign Bank with respect to the $4,000,000 term loan and the $1,000,000 revolving credit facility as well as a discussion of those provisions of the securities purchase agreement with Barron Partners that might have an effect on our liquidity.

40. We note that after the merger you had cash on hand of $10,000. Please update to reflect your cash balance as of the most recent practicable date.

      Our cash balance as of July 31, 2006 is included.

41. Please disclose the material terms of the terms loan and revolving line of credit with Sovereign Bank. Also, state the current balance of the equity line as of the most recent practicable date.

      The terms of the Sovereign Bank agreement are set forth under "Liquidity and Capital Resources." There is no outstanding balance due to Sovereign Bank on the revolving credit facility, either at June 30, 2006 on the date of this letter.

Business, page 25

42. Provide the complete disclosure required by Item 101 (a) of Regulation S-B.

      The disclosure required by Item 101(a) of Regulation S-B in included under "About Us" in the prospectus summary.

43. Please disclose the material terms of the acquisition. Also, discuss when Lounsberry first had contact with Ranor and the activities leading up to entering into the merger agreement. Disclose whether there was any relationship between the parties to the agreement prior to the acquisition.

      The disclosure of the material terms of the acquisition, the relationship of the parties and the activities leading up to the reverse acquisition agreement is included under "About Us" in the prospectus summary.

44. We note that the acquisition agreement with Ranor was pursuant to the August 2005 agreement. We note that the Form 10-SB did not reflect this material agreement and the periodic reports filed through the Form 8-K in March 2006 did not reflect this material information. Please explain. We may have further comment.

Securities and Exchange Commission
August 25, 2006
Page 10

45. Please provide a more detailed discussion of your business, including your principal products and services, as required by Item 101(b)(1) of Regulation S-B.

      We have revised the Business section to provide more detailed information of the business. As disclosed under "Business - Products," we do not have a principal product. As a contract manufacturer, we can manufacture a wide range of products, which differ from period to period. We have expanded the disclosure to show additional illustrative examples of products which we have made.

46. We note that you may develop intellectual property when completing a project but you do not possess any patents, trademarks, etc. Consider adding a risk factor, if material. If not, explain why this is not material.

      We do not believe that the lack of ownership of intellectual property is material to our business. Language to this effect is included under "Business--Intellectual Property Rights."

47. Disclose whether the suppliers named on page 26 are material suppliers. Discuss the material terms of the agreements with these suppliers. Also, please file the material agreements as exhibits.

      Because of the nature of our contracts, we do not depend on any suppliers to provide us with raw materials. The requirements for raw materials vary from contract to contract and, frequently, it is the responsibility of the customer to provide us with the necessary raw materials. See "Business - Source of Supply."

48. Please file your material contracts as exhibits and discuss the material terms in this section.

      We do not believe that there are any material contracts to be described or filed as exhibits. Our customer base changes from period to period, with major customers in one year being different from major customers in the preceding or following year.

49. Explain the statement that "to the extent that the bidding proposal is based on specification[s] which are provided by a competitor, we are at a disadvantage in seeking to obtain the contract."

      We have revised the cited language to read as follows: "If a contracting party has a relationship with a vendor and is required to place a contract for bids, the preferred vendor may provide or assist in the development of the specification for the product which may be tailored to that vendor's products. In such event, we would be at a disadvantage in seeking to obtain that contract."

50. Please discuss in greater detail the governmental regulation that applies to your business.

      We have expanded the disclosure of government regulations under "Business
- Government Regulations."

51. Estimate the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities are borne directly by customers. See
      Item 101(b)(10) of Regulation S-B.

      The section "Business - Research and Development" states that we do not incur any significant research and development expenses and that, if our services to a customer include product or design, the customer pays for this service.

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Securities and Exchange Commission
August 25, 2006
Page 11

52. Discuss the cost and effects of compliance with environmental laws, as required by Item 101(b)(11) of Regulation S-B.

      The cost an effect of compliance with environmental laws is disclosed under "Business - Environmental Compliance."

53. Disclose the number of full-time employees, in addition to the total number of employees, as required by Item 101(b)(12) of Regulation S-B.

      The number of full-time employees is disclosed under "Business -
Personnel"

54.   Provide the disclosure required by Item 101(e)(1) of Regulation S-B.

      We include disclosure of our public filings under "How to Get More Information."

Management, page 29

55. Provide each person's term of office as a director, as required by Item 401(a)(3) of Regulation S-B.

      We state under "Management - Directors and Executive Officers" that each director is elected for a term of one year. We include, in the background of each director, information as to when he became a director.

Compensation, Page 30

56. Please update the table to provide the compensation for the fiscal year ended March 31, 2006, since this date has passed.

      The Summary Compensation Table has been updated.

57.   Mr. Reindl should be included in the compensation table.

      Mr. Reindl has been included in the Summary Compensation Table.

58. Disclose whether you have any employment agreements with the other individuals included in the executive compensation table.

      There are no employment agreements with any of the officers named in Summary Compensation Table other than Mr. Youtt.

59. Provide the option/SAR grant table as required by Item 402(c) of Regulation S-B.

      None of the named executive officers received options during the fiscal year ended March 31, 2006. Language to this effect is included under "Management
- 2006 Long Term Incentive Plan."

60. Furthermore, please note that under Item 402 of Regulation S-B, compensation that comes indirectly from the registrant, as does your officers' compensation from Techprecision LLC, must be disclosed in the executive compensation table. Please revise the disclosure accordingly. Clarify whether the compensation is per person or whether the amount is the total amount paid per year.

Securities and Exchange Commission
August 25, 2006
Page 12

      The Summary Compensation Table and the disclosure following the table discloses the amount of compensation allocated Mr. Reindl pursuant to the management agreement. The terms of the management agreement, including the provision that the members of Techprecision LLC allocate among themselves the amount paid by us.

61. Please discuss the compensation of directors, as required by Item 402(f) of Regulation S-B.

      Language has been included under "Directors' Compensation" to reflect the cash and equity compensation payable to the directors.

Principal Stockholders, page 32

62.   Please include Mary Desmond in the beneficial ownership table.

      Ms. Desmond has been included in the beneficial ownership table.

63.   Disclose the control person(s) for Stanoff Corp.

      Language has been included to state that Mr. Howard Weingrow, has voting and dispositive control over securities owned by Stanoff.

64. Please explain the agreement between Mr. Youtt and Messrs. Levy, Reindl and Daube. Were the terms of the agreement met or were the shares transferred?

      This agreement has been terminated, and no shares were transferred pursuant to the agreement.

Certain Relationships and Related Transactions, page 33

65. Please clearly state the nature of the relationships between the parties in the February 24, 2006 stock acquisition.

      The disclosure under "Certain Relationships and Related Transactions" has been revised to state more clearly the nature of the relationships among the parties.

66. Clarify the consideration received for the 7,997,000 shares of common stock issued to the named stockholders.

      The consideration for the 7,997,000 shares is the transfer of Ranor Acquisition's rights, subject to its obligations, under the agreement to acquire the Ranor securities.

67. Clearly disclose the consideration provided under the management arrangement with Techprecision, LLC and disclose the nature of the relationship with the company.

      The management agreement is disclosed under "Management - Management Agreement." The agreement relates to actual services rendered to us, principally by Mr. James Reindl, who is our chief executive officer and who is actively involved in our business on a full-time basis. There is no consideration for the management agreement other than the services rendered.

68. Please explain the reason for the sale of the real property. Explain the reference to a "triple net lease." Discuss the escalation provisions.

Securities and Exchange Commission
August 25, 2006
Page 13

      The real estate was sold to provide a portion of the payment due in connection with the purchase of the Ranor shares and because the mortgagee required the individual guarantees of Mr. Levy and Mr. Reindl. The reference to "triple net lease" has been changed to "net lease." The escalation is a cost of living escalation. See "Business - Property."

69. On page 35 disclose in detail the amount of the consideration for the Ranor stock that the registrant purchased from Mr. Youtt and the other former Ranor stockholders.

      The consideration paid in connection with the acquisition of the Ranor stock is disclosed in detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." Since none of the other former Ranor stockholders is a related party or a party related to Mr. Youtt, we do not believe that it is necessary to repeat the disclosure. Mr. Youtt was one of the common stockholders and he had no other interest in Ranor. After deducting all of the payments made with respect to the notes ($8,975,000), the escrow ($925,000, which to the extent it is distributed will go to the holders of the preferred stock), and the sellers' expenses ($153,000), the total amount allocated to the stockholders was $10,000, of which Mr. Youtt's share was $700.

70. Disclose the "costs" in connection with WM Realty Management's mortgage. In. addition, disclose the principal terms of the agreement between WM Realty and the registrant regarding the $80,000. Finally, file the agreement as an exhibit to this registration statement.

      The agreement between WM Realty Management and the Company is oral. The costs that were paid by us were legal and closing costs relating to the mortgage. The total amount of these costs is $226,808.

71. Please name the promoters and provide the disclosure required by Item 404(d) of Regulation S-B.

      Mr. Levy, Mr. Reindl and Mr. Daube may be deemed to be our founders. All of the transactions relating the founders are disclosed under "Certain Relationships and Related Transactions."

72. Add disclosure relating to the related party loan for the predecessor, Lounsberry Holdings. Also disclose the compensation that the parties for Lounsberry Holdings received in the acquisition.

      Disclosure of the payments to Capital Markets is disclosed in "Certain Relationships and Related Transactions."

73. Disclose whether any finders' fees or other compensation were paid in connection with the acquisition.

      No finders fees were paid in connection with the financing or the acquisition of Ranor.


74.   Name the four parties that receive management fees of $200,000 per year.

      As disclosed under "Management - Management Agreement," a total of $200,000 is paid to Techprecision, LLC, which allocates the money among its members. The amount allocated to Mr. Reindl is discussed under "Management - Compensation."

Securities and Exchange Commission
August 25, 2006
Page 14

Description of Capital Stock, page 35

75. In the second paragraph of this section, please remove the qualification by reference to the "provisions of applicable law" or explain. In addition, clarify that you have disclosed the material terms of each agreement.

      The reference to provisions of applicable law has been deleted.

76. The statement that the outstanding common shares are "fully paid and non-assessable" is a legal conclusion that you are not qualified to make. Either attribute this statement to counsel and file counsel's consent to be named in this section, or delete. The statement has been deleted.

Series A Preferred Stock, page 35

77. Please tell us how you accounted for the preferred stock conversion feature associated with the series A convertible preferred stock. Explain to us your analysis of paragraph 12(a) of SFAS 133. In particular, discuss the liquidation preferences, voting rights, variable conversion feature and other features of the preferred stock and explain whether you believe the preferred stock is more akin to debt or equity. See paragraph 61(1) of SFAS 133. If the convertible preferred stock is considered more akin to a debt instrument, please provide us with your analysis of the applicability of the paragraph 11(a) scope exception.

      The Series A Preferred Stock constitutes an equity interest. Paragraph 12(a) of SFAS 133 says in part that an embedded instrument shall be separated from the host contract if the "economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics of the host contract." Except for the liquidation preference, which is equal to the purchase price of the Series A Preferred Stock, the Series A Preferred stock may only be exercised by conversion into our common stock. The conversion price is fixed, subject to adjustment if we sell shares of common stock at a price which is less than the conversion price then in effect or if we fail to meet the required level of EBITDA per share at March 31, 2007. The conversion price has already be adjusted because we did not meet the required level of EBITDA per share for the year ended March 31, 2006. The maximum reduction in the conversion price is 15% based on the percentage shortfall from the threshold EBITDA per share. This adjustment to the conversion price serves as a de facto pricing of the preferred stock; consequently, the conversion feature and host preferred stock are clearly and closely related in their economic characteristics.

      The preferred shares are not redeemable and therefore are not a liability on March 31, 2006. On March 31, 2005, Ranor had outstanding a series of preferred stock that was redeemable and options that were redeemable and therefore the options were not detached from the preferred stock. We acquired then outstanding shares of preferred stock and warrants, all of which were cancelled on February 24, 2006.

78. Clarify how the adjustments to the preferred stock will be determined in the instances discussed on page 36.

      The adjustment in the conversion of the series A preferred stock at March 31, 2006, was computed as follows. The initial conversion price was $.285, with each share of preferred stock being convertible into one share of common stock. Because the EBITDA per share was less than 70% of the target EBITDA per share for the year ended March 31, 2006, the conversion price was reduced by 1% for each 2% shortfall, with a maximum reduction of 15%. A 15% reduction in the conversion price of $.285, yields $.24225. If you divide the purchase price of the series A preferred stock ($2,200,000) by $.24225, the resulting number is 9,081,527. A similar computation will be made with respect to the EBITDA for the year ended March 31, 2007.

Securities and Exchange Commission
August 25, 2006
Page 15

Warrants

79. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the warrants issued in conjunction with the series A convertible preferred stock are to be classified as a liability or equity in the balance sheet. We note your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay liquidated damages. The EITF recently deliberated on the impact of liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to classify the warrants as liabilities on the balance sheet.

      EITF 00-19 refers to redeemable preferred stock. Because the series A preferred stock and the warrants are not redeemable for anything but common stock we felt that the embedded warrants, value is adequately shown in the equity sections part of the preferred stock.

      EITF 00-19 states in paragraph 9 under Equity instruments - permanent equity, "Contracts that require that the company deliver shares as part of a physical settlement...should be initially measured at fair value and reported in permanent equity." The exercise of the freestanding warrants indexed to the preferred series A stock requires the warrant holder/buyer to deliver a contractually determined sum of cash in full consideration for Techprecision delivering a contractually stated number of shares of its common stock.

      We have presented the warrants and the registration rights agreement (liquidated damages) as a combined freestanding agreement. We have determined the probability of liquidated damages to be negligible and the expected value of those damages to be not material.

Financial Statements, page F-1

80.   Please note the updating requirements of Item 310(g) of Regulation S-B.

      The financial statements have been updated and include the June 30, 2006 financial statements.

Securities and Exchange Commission
August 25, 2006
Page 16

Note 6 - Subsequent Events (Pro Forma Financial Statements), page F-8

81. A pro forma balance sheet should be provided as of the date of the most recent balance sheet required by Item 310(a) or (b) of Regulation S-B (as of December 31, 2005). When the registration statement is updated to provide financial statements as of March 31, 2006, the acquisition will already be reflected in the Item 310(a) balance sheet, and a pro forma balance sheet would not be required. Pro forma statements of operations should be provided for the latest fiscal year and any interim period included in the filing. Also, we note your pro forma statement of operations does not have columns reporting the activity for the three companies. Revise to provide a pro forma statement of operations with the three companies in columnar form showing pro forma adjustments and results.

      We do not believe that pro forma financial statements are required under
Item 310(c) of Regulation S-B. Since Ranor is the acquirer for accounting purposes, Lounsberry does not meet any of the tests that require inclusion of pro forma financial information.

82. Tell us why there is no line item for "costs incurred on uncompleted contracts" on the pro forma balance sheet.

      See the response to Comment 81.

Audit Report, page F-14

83. In the second paragraph of the audit report, we noted various statements that were disclosed more than once. Please provide a revised audit report that includes the required language without repetition.

      The audit report has been revised.

Statement of Operations, page F-16

84. Your statement of operations reports 1,998,000 shares of common stock outstanding for all periods presented. Per the balance sheet, there were 1,998,000 shares authorized and 350,000 shares outstanding as of December 31, 2005. Please revise to present the correct number of common shares outstanding and the correct net loss per share data for all periods presented.

      The weighted average number of shares outstanding has been revised to show on a reverse acquisition accounting basis the number of shares outstanding as though the new stockholders had been in control during the entire period. The weighted average outstanding shares are 8,089,000. From April 1, 2004 to December 31, 2005 there were no new shares issued.

Statement of Stockholders' Deficit, page F-17

85. Revise to remove preferred stock and warrants outstanding from this Statement as these instruments are not included in the total stockholders' deficit balance.

      The preferred stock and warrants have been removed

Note 1-Significant Accounting Policies, page F-19

Revenue Recognition, page F-20

Securities and Exchange Commission
August 25, 2006
Page 17

86. In Note 4, you state you are using the units-of-delivery method for contracts with a value exceeding $500,000 and with a life of at least nine months. On pages 20 and F-20, you state your income is recognized under the units-of delivery method without discussing the types of contracts subject to this method. Please revise to clarify if the units-of-delivery method is indeed used on all contracts or just for the contracts exceeding $500,000 and with a life of at least nine months. If you are using two different revenue recognition methods, please explain to us why you believe this is proper.

      All current contracts are accounted for under the units of delivery method. We discontinued using percentage of completion method in the year ended March 31, 2004. We picked up a loss on the conversion of $56,142. The reference to contracts exceeding $500,000 has been deleted.

87. Revise the discussion of your policies on pages 20 and F-20 to clearly discuss your revenue recognition policies for all revenue streams, to define terminology used (e.g. "labor-to-labor method"), and to provide a clear description of your accounting treatment of revenue and costs. For example, with respect to revenue from the production of large metal components, revise to clarify cost of goods sold are recognized along with revenue on the date a unit is completed and delivered to the customer. I n your revised disclosure, address the four criteria outlined in SAB Topic 13 for each revenue stream.

      We have removed the reference to labor-to-labor method.

88. Revise to discuss the nature of the engineering services you provide. Disclose your accounting policy for recognition of revenue for the engineering services as well as for the revenue derived from component installations. Address the four criteria for revenue recognition discussed in SAB Topic 13. Also refer to EITF 00-21, Revenue Arrangements with Multiple Deliverables. If revenues recognized for these services are significant, revise to separately state these revenues on the statement of operations.

      Engineering services are support services to help refine the design we receive from our customers project engineers. Billing for these services are minimal and never exceed 3% of sales in any one year. Reference to engineering services has been deleted as the total revenues generated do not meet the threshold of materiality.

Note 4 - Change in Accounting Principle/Contracts in Process, page F-23

89. Revise to disclose your justification for your change in accounting principle and the reason the newly adopted accounting principle is preferable, in accordance with paragraph 17 of APB 20.

      We changed our method of accounting from the labor to labor method to units of deliver method because the latter more accurately matches the costs to the period in which they are incurred.

90. On page 20, you discuss down payments for acquisition of materials and progress payments on contracts. We note you account for these amounts as offsets to the balance sheet account "costs incurred on uncompleted contracts". Please revise to discuss right of offset and clarify your reason for not recording these amounts as liabilities.

Securities and Exchange Commission
August 25, 2006
Page 18

      FASB Interpretation No. 39, interpreting APB Opinion 10, paragraph 7, states that "it is a general principle of accounting that the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists." A right of setoff is a debtor's legal right, by contract or otherwise, to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor. A right of setoff exists when all of the following conditions are met:

            a.    Each of two parties owes the other determinable amounts.

            b. The reporting party has the right to set off the amount owed with the amount owed by the other party.

            c.    The reporting party intends to set off.

            d.    The right of setoff is enforceable at law.

            e. A debtor having a valid right of setoff may offset the related asset and liability and report the net amount.

      The advance payments made to us before the jobs are complete have the legal right of offset as determined contractually.

Note 5 - Long Term Debt, page F-24

91. It appears you have an $800,000 and $200,000 payment due on August 7, 2006. Accordingly, $1,000,000 should be re-classified to short term debt as of December 31, 2005. Please revise your balance sheet or explain to us your reason for your current presentation.

      The payments were deferred by the lenders until the due date of the note, August 7, 2012. We have changed Note 5 to reflect this.

Note 7 - Related Party Transactions, page F-25

92. Under "Management Agreement" on page 31, you state that an affiliated entity, Techprecision LLC, provides management consulting to the company. Please tell us if you consider Techprecision LLC to be a variable interest entity of the company. If you do not consider it such, please tell us why and provide us with the guidance you relied on to establish such position. Refer to FIN 46R.

      We have no equity investment in Techprecision LLC. Techprecision LLC has no assets nor liabilities and we are not at risk. Techprecision LLC receives what we consider fair value, $200,000 annually, for providing management services for Techprecision. Prior to February 24, 2006, the management team charged $200,000 for its services annually. None of the conditions of paragraph 5 of FIN 46 are satisfied such that Techprecision LLC should be subject to consolidation.

Note 10 - Capital Stock, page F-26

93. Please disclose why the 2,000 shares of preferred stock are reported at their redemption amount of $2 million as of each balance sheet date. Given the time period until the redemption date of August 7, 2012, it is not clear why the fair value of the instruments would be equal to the redemption amount at each balance sheet date. Clarify the date of issuance, consideration received and other material terms.

Securities and Exchange Commission
August 25, 2006
Page 19

      The holder of the preferred stock invested $2 million in cash to purchase the stock and warrants. The warrants were attached to the preferred stock and are redeemable by us when we redeem the preferred stock. The preferred stock and warrants were purchased by us on February 24, 2006 and cancelled. We believe the fair value of the preferred stock and warrants shown as a liability was $2 million dollars on any balance sheet date after the transaction. To decrease the value would make a presumption that there was a going concern issue and that was not the case.

94. We note the repurchase provision associated with the 650,000 stock warrants. Please disclose the specific terms of the repurchase provision and explain to us your accounting for the put feature. Refer to paragraph 11 of SFAS 150. Also, clarify the meaning of the disclosure stating "[a]t March 31, 2005 and 2004, the warrants had no determinable value."

      The value of the warrants, which were issued at contemporaneously with the preferred stock, was embedded in the preferred stock. The warrants were redeemable for cash at the same time as the preferred stock. They are both shown as a liability. They were purchased by us and cancelled on February 24, 2006.

Part II

Item 25.  Other Expenses of Issuance and Distribution, page II-2

95.   Please provide the disclosure required by Item 511 of Regulation S-B.

      The expenses of the offering will be provided by amendment.

Item 26.  Recent Sales of Unregistered Securities, page II-2

96. For each transaction, please disclose the section of the Securities Act or the rule of the Commission under which you have claimed exemption from registration and the facts relied upon to make the exemption available. See Item 701 of Regulation S-B.

      We have disclosed the basis for exemption of the stock issuances.

97. Please identify the purchasers of the 8,000 shares of common stock sold for $2,000 in December 2005.

      We have included information describing the purchases of the 8,000 shares.

Exhibits

98. Please file validly executed agreements. For instance, exhibit 2.1, 3.3, 4.1, 4.2, 4.3, 10.1, 10.2,10.3,10.4,10.5,10.7,10.8, and10.9.

      Executed exhibits are filed with the Amendment. However, Exhibit 10.5 is an exhibit to other agreements and is not a document which is executed.

Securities and Exchange Commission
August 25, 2006
Page 20

99. In light of the acquisition and name change, it would appear that the articles of incorporation and bylaws have been amended. Please file them as exhibits. Also, we direct your attention to Item 601(b)(3) of Regulation S-B, which requires a complete copy, as amended be filed.

      The by-laws have not been amended. The certificate of incorporation, as currently in effect, is being filed as Exhibit 3.1

100. Please file exhibit 2.1 in its entirety, including all exhibits, attachments and schedules. This includes the escrow agreement and any other side agreements relating to the stock purchase.

      The exhibits, including the exhibit for the escrow agreement for Exhibit 2.1, have been filed, except for exhibits which are not material to the transaction, such as a title report relating to real estate that we no longer own. Where the exhibits are separately filed as exhibits to the registration statement, we have so indicated.

101. File as an exhibit, or include in the exhibits list, the August 17, 2005 stockholder or "Purchase," agreement among Ranor, the stockholders of Ranor and the registrant. The agreement should be validly executed.

      That exhibit is Exhibit 2.1.

102. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement. Also, the consent should not be included in the body of the registration statement; rather, it should only be attached as an exhibit.

      A currently dated consent is being filed.

Form 10-KSB for the fiscal year ended December 31, 2005 General

103. Revise the Form 10-KSB financial statements and notes thereto to conform to the applicable changes to the Form SB-2.

      The financial statements that were filed with the Form 10-KSB for the fiscal year ended March 31, 2006 have be prepared in conformity with the staff's comments relating to the registration statement on Form SB-2. The Company will revise the financial statements for the year ended December 31, 2005 as well.

Cover Page

104. Supplementally provide the basis for the following statement on the cover page of the Form l0-KSB -- "The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $75,000 as of March 31, 2006"

      On the cover page of the registrant's Form 10-KSB for the year ended March 31, 2006 has the following disclosure on the cover page: "The aggregate market value of the registrant's common stock held by non-affiliates of the registrant is not determinable since there is no market for the common stock." A similar statement will be included in the amended Form 10-KSB for the year ended December 31, 2006

Securities and Exchange Commission
August 25, 2006
Page 21

Item 8A. Controls and Procedures, page 19

105. Please reference the third sentence of this section: "Based on their evaluation, the chief executive officer and chief financial, officer concluded that our disclosure controls and procedures are effective in alerting them to material information that is required to be included in the -reports that we file or submit under the Securities Exchange Act of 1934." Please revise the sentence to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act, Rule 13a-15(e).

      The requested change will be made in the amendment to the Form 10-KSB for the year ended December 31, 2005.



                                                   Very truly yours,

                                                   /s/ James G. Reindl
                                                   James G. Reindl
                                                   Chief Executive Officer